Exhibit 99.2

CONSORZIO LOTTERIE NAZIONALI

CONSORZIO LOTTERIE NAZIONALI

BALANCE SHEETS

December 31, 2007 and 2006

(In thousands of Euros)

		December 31,
	Notes	2007	2006
			unaudited
ASSETS
Non-current assets
Equipment, net	3	4,820	3,162
Intangible assets, net	4	36	48
Other non-current assets		—	2
Deferred income taxes	16	2,163	2,069
Total non-current assets		7,019	5,281

Current assets
Inventories	5	10,648	7,661
Trade and other receivables	6	29,099	21,970
Current financial assets from parent company	18/20	15,101	3,627
Other current assets	7	376,981	320,107
Income taxes recoverable		—	4
Cash and cash equivalents	8	4	9,177
Total current assets		431,833	362,546

TOTAL ASSETS		438,852	367,827

EQUITY AND LIABILITIES
Equity
Issued capital		16,000	11,820
Legal reserve		1,077	—
Retained earnings, including net income for the period		85,920	17,077
Total equity	9	102,997	28,897

Non-current liabilities
Deferred income taxes	16	715	366
Long-term provisions	10	144	195
Total non-current liabilities		859	561

Current liabilities
Accounts payable	11	93,849	106,625
Derivative instruments	20	3,166	2,322
Current financial payables to parent company	18/20	2,521	577
Other current liabilities	12	194,996	217,730
Income taxes payable		40,464	11,115
Total current liabilities		334,996	338,369

TOTAL EQUITY AND LIABILITIES		438,852	367,827

CONSORZIO LOTTERIE NAZIONALI

INCOME STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Euros)

		Year ended December 31,
	Notes	2007	2006	2005
			unaudited	unaudited
Service revenues	13	277,004	138,642	54,901
Other revenue		567	664	5,337
Total Revenue		277,571	139,306	60,238

Cost of tickets		41,197	26,929	10,070
Service costs	14	90,535	74,315	45,926
Depreciation and amortization		926	1,929	1,670
Other operating costs		2,418	1,108	372
Total Costs		135,076	104,281	58,038

Operating Income		142,495	35,025	2,200

Financial income	15	3,429	2,298	3,078
Financial expenses	15	(7,238)	(4,851)	(2,407)

Net income before income tax	16	138,686	32,472	2,871

Income tax expense	16	52,766	12,400	2,035
Net income for the year		85,920	20,072	836

CONSORZIO LOTTERIE NAZIONALI

STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2007 and 2006

(In thousands of Euros)

	Issued	Legal	Retained
For the year ended December 31, 2007	Capital	Reserve	Earnings	Total

Balance at January 1, 2007	11,820	—	17,077	28,897
Allocation of prior year income		1,077	(1,077)	—
Dividend distribution			(16,000)	(16,000)
Increase in issued capital	4,180			4,180
Net income for the year			85,920	85,920
Balance at December 31, 2007	16,000	1,077	85,920	102,997

	Issued	Legal	Retained
For the year ended December 31, 2006	Capital	Reserve	Earnings	Total
(unaudited)
Balance at January 1, 2006	11,820		(2,995)	8,825
Net income for the year			20,072	20,072
Balance at December 31, 2006	11,820	—	17,077	28,897

	Issued	Legal	Retained
For the year ended December 31, 2005	Capital	Reserve	Earnings	Total
(unaudited)
Balance at January 1, 2005	11,820		(3,831)	7,989
Net income for the year			836	836
Balance at December 31, 2005	11,820	—	(2,995)	8,825

CONSORZIO LOTTERIE NAZIONALI

CASH FLOW STATEMENTS

Years ended December 31, 2007 , 2006 and 2005

(In thousands of Euros)

		Year ended December 31,
	Notes	2007	2006	2005
			unaudited	unaudited
Operating activities:
Profit before income tax	16	138,686	32,472	2,871
Adjustments to reconcile profit before income tax to net cash flow
Depreciation		887	516	275
Intangibles amortization		39	1,413	1,395
Interest income		(214)	(504)	(38)
Interest on intercompany loan		(173)	—	—
Total accrued interest income	20	(387)	(504)	(38)
Bank interest charges	20	34	37	68
Other intercompany interest	20	3,375	2,384	1,117
Interest expense to AAMS	20	1,791	366	—
Total accrued interest expense		5,200	2,787	1,185
Other non-monetary items:
Unrealized foreign exchange gains, net		(606)	(798)	(976)
Derivatives	20	844	2,059	(3,040)
Net change in long-term provision		(50)	154	(1,718)
Realized foreign exchange gains, net		(1,242)	(991)	(275)
Income tax paid		(23,161)	—	—
Cash flows before changes in working capital		120,210	37,108	(321)
Change in net working capital:
Inventories	5	(2,987)	(3,577)	(3,110)
Trade and other receivables:
- Trade and other receivables		(5,801)	(2,865)	(5,898)
- Receivables from PoS (retailers)		(57,339)	(152,131)	(74,969)
- Related party receivables		(1,432)	(1,190)	(3,552)
Accounts payable:
- Payables to AAMS		(23,958)	93,074	17,722
- Payables to others		163	394	—
- Payables to suppliers including related parties		(10,928)	50,067	21,900
Income taxes for the period per the income statement	16	(52,511)	(12,082)	(2,035)
Deferred income taxes	16	(255)	(318)	28
Income tax payables		40,757	11,446	(2,052)
Other tax receivables		12,581	1,633	868
VAT payables and taxes other than income taxes		1,061	6	2
Cash flows from operating activities		19,561	21,565	(51,417)
Investing activities:
Purchase of equipment	3	(2,545)	(1,994)	(428)
Purchase of intangible assets	4	(28)	(53)	(36)
Disposal of financial assets		2	—	(2)
Interest received		214	504	38
Cash flows from investing activities		(2,357)	(1,543)	(428)
Financing activities
Interest paid		(1,825)	(37)	(68)
Dividends paid	9	(16,000)	—	—
Payables to AAMS and other		—	(6,513)	6,513
Increase in issued capital	9	4,180	—	—
Net change in financial receivables from/payables to parent company		(12,732)	(102,491)	99,311
Cash flows from financing activities		(26,377)	(109,041)	105,756
Net increase (decrease) in cash and cash equivalents		(9,173)	(89,019)	53,911
Cash and cash equivalents at the beginning of the period		9,177	98,196	44,285
Cash and cash equivalents at the end of the period	8	4	9,177	98,196

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

1.     Corporate information

Consorzio Lotterie Nazionali (hereinafter “CLN” or “the Company”) is a consortium organized under the laws of the Republic of Italy.  The head office of the Company is located in Rome, Italy.

The financial statements of the Company for the year ended December 31, 2007 were approved for issue by the Board of Directors in accordance with a resolution dated February 26, 2008.

The Company’s operations are entirely in the Republic of Italy.  In the month of October 2003, the Italian Ministry of Economy and Finances granted to CLN the exclusive concession to operate various traditional and instant lotteries, including “scratch and win” instant games.  The concessions, granted to CLN by the Ministry entity Amministrazione Autonoma dei Monopoli di Stato (hereinafter “AAMS”) expires in the months of March and May of 2010, respectively, for traditional lotteries and instant lotteries, unless such concession terms are extended at the discretion of AAMS.

The Company’s instant and traditional lotteries are available through various vendors located throughout Italy, mainly at tobacco shops, cafès, bars, motorway restaurants and newspaper stands (collectively, “Points of Sale”).

The Company’s deed of association assigns to all of the Company’s equityholders specific roles in the Company’s business activities as follows:

•                  Lottomatica S.p.A. (the parent of the Company): its role includes design and coordination of the overall Company operations, i.e. management of marketing and accounting functions, collection of wagers from Points of Sales, administration of periodic drawings, and procurement of software and hardware for Points of Sale;

•                  Scientific Games Corporation: its role includes design and production of instant lottery tickets;

•                  Arianna 2001 S.p.A; its role includes serving as the secure depository and manager of the instant lottery tickets inventory;

•                  Olivetti S.p.A.: its role includes responsibilities for the supply and maintenance of software and hardware of the Company;

•                  Servizi Base 2001 S.p.A.: its role includes management of the instant lottery ticket distribution to the Points of Sale.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

2.1  Basis of preparation

The financial statements have been prepared on a historical cost basis, except as disclosed in the accounting policies below for derivative financial statements that are measured at fair value. The financial statements are presented in thousands of Euros unless otherwise indicated.

Statement of Compliance

The financial statements of CLN have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.2  Changes in accounting policy

The accounting policies adopted are consistent with those of the previous financial year except as follows.

The Company has adopted the following new and amended IFRS (which include International Accounting Standards or IAS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial performance or position of the Company. They did however give rise to additional disclosures, including in some cases, revisions to accounting policies.

IFRS 7 Financial Instruments: Disclosure

IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 10 Interim Financial Reporting and Impairment

The principal effects of these changes are as follows:

IFRS 7 Financial Instruments: Disclosure

IFRS 7 requires disclosures that enable users to evaluate the significance of the Company’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements.

IAS 1 Amendment  – Presentation of Financial Statements: Capital Disclosures

This amendment requires the Company to make new disclosures to enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital. These new disclosures are shown in Note 20.

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Company has no embedded derivative requiring separation from the host contract, the interpretation had no impact on the financial position or performance of the Company.

IFRIC 10 Interim Financial Reporting and Impairment

IFRIC 10 is effective for financial years beginning on or after 1 November 2006 and establishes that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

2.3  International Financial Reporting Standards to be adopted in 2008 and later

The International Accounting Standards Board and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and therefore have yet to be adopted by CLN as described below.

IFRS 8 Operating Segments

IFRS 8 replaces IAS 14 Segment Reporting to achieve convergence (with the exception of minor differences) with the requirements of Financial Accounting Standards Board Statement No. 131 Disclosures about Segments of an Enterprise and Related Information.  IFRS 8 specifies how an entity should report information about its operating and reportable segments in annual and interim financial statements. It also defines requirements for related disclosures about products and services, geographical areas and major customers. CLN plans to adopt IFRS 8 on January 1, 2009, its effective date. The adoption of this standard will not have any effect on the financial position of the Company and results of operations nor,  will it require additional disclosures since the Company currently has only one business segment.

IAS 1R Presentation of financial statements

Comprehensive revision including requiring a statement of comprehensive income and amendments relating to disclosure of puttable instruments and obligations arising on liquidation. The effective date is for annual periods beginning on or after January 1, 2009.

IAS23 Amendment - Borrowing Costs

The revised IAS 23 Borrowing Costs is effective for financial years beginning on or after January 1, 2009 and requires capitalisation of borrowing costs that relate to a qualifying asset. The transitional requirements of the standard require it to be adopted as a prospective change from the effective date.

2.4  Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Deferred Tax Assets

Deferred tax assets are recognized for to the extent that it is probable that taxable profit will be available in the future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

2.5  Summary of significant accounting policies

Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss.

Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Equipment, net

Equipment are stated on the basis of cost less accumulated depreciation.  Cost includes ancillary costs directly attributable to bringing the asset into operating condition.  Depreciation is calculated on straight-line basis over the estimated useful life of the assets beyond the concession life as follows:

Terminals and communication equipment	5 to 7 years

Machinery and equipment	4 years

Furniture and fittings	8 to 9 years

The carrying values of systems and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

All repairs and maintenance costs are recognised in profit or loss as incurred.

An equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Intangible assets, net

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite.  Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The estimated useful live is as follows:

Software	3 years

Licenses	3 years

Others	2 to 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually at year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the income statement within the caption “Depreciation and amortization”.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows take into account the risks specific to the asset and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.   Such reversal is recognized in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is determined on a specific identification basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Company only has financial assets classified as loans and receivable and fair value through profit and loss. When financial assets are recognised initially on the trade date, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Company determines the classification of its financial assets on initial recognition.

Trade receivables and other receivables

Trade accounts receivable are subsequently measured at amortized cost less impairment. Allowances for doubtful accounts are generally recorded when there is objective evidence that the Company will not be able to collect the related receivables. Bad debts are written off when identified.

Short-term receivables are not discounted because the effect of discounting cash flows is immaterial.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less at the date of purchase.

Financial liabilities

Financial liabilities at amortized cost

All loans and borrowings and trade accounts payable are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

subsequently measured at amortised cost using the effective interest method. Short-term payables are not discounted because the effect of discounting cash flows is immaterial.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in profit or loss.

Derivative financial instruments and hedging

The Company uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency related to the purchase of lottery’s tickets.

The Company’s forward currency contracts do not qualify for hedge accounting; therefore any gains or losses arising from changes in fair value of them are taken directly to net profit or loss for the year. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Whenever the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue recognition

Revenues are recognized to the extent that it is probable the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are measured at the fair value of the consideration received, excluding discounts and taxes. The contracts

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

generally provide for a variable amount of monthly service fees received through AAMS based on a percentage of instant and traditional lottery’s total wagers. Specific recognition criteria must also be met before revenue is recognized as discussed below.

The Company’s revenues derive from operating contracts. Under operating contracts, the Company manages all of the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. Fees earned under operating contracts are recognized as revenue in the period earned and are classified as Service Revenue in the Income Statements when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed;

•                  Services have been rendered;

•                  The fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;

•                  Collectibility is reasonably assured.

Interest income and interest expense

Interest income and interest expense are recognised as interest accrues (using the effective interest rate, that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial assets or liabilities).

Income taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

3.     Equipment, net

Equipment, net amounts to euro 4,820 and includes euro 1,991 for those tangible assets to be transferred free of charge at the expiration of the concession (separately disclosed). These assets are defined as “Freely distributed assets” (FDA) and refer to Company’s equipment in use by third parties (points of sale) to carry out activities related to Instant and Traditional lotteries wich are to be returned to the Ministry of Finance upon the expiration of the concession agreement.

		Furniture		Freely
	Leasehold	and	Other	Distributed
Balance at December 31, 2007	Improvements	Equipment	Assets	Assets	Total
Gross

Balance at January 1, 2007	230	579	152	3,140	4,101
Additions	—	2,545	—	—	2,545
Balance at December 31, 2007	230	3,124	152	3,140	6,646

Depreciation

Balance at January 1, 2007	85	129	47	678	939
Depreciation charge for the year	51	347	18	471	887
Balance at December 31, 2007	136	476	65	1,149	1,826

Net book value

Balance at December 31, 2007	94	2,648	87	1,991	4,820

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

Balance at December 31, 2006	Leasehold Improvements	Furniture and Equipment	Other Assets	Freely Distributed Assets	Total
(unaudited)
Gross

Balance at January 1, 2006	230	373	152	1,352	2,107
Additions	—	206	—	1,788	1,994
Balance at December 31, 2006	230	579	152	3,140	4,101

Depreciation

Balance at January 1, 2006	34	39	29	321	423
Depreciation charge for the year	51	90	18	357	516
Balance at December 31, 2006	85	129	47	678	939

Net book value

Balance at December 31, 2006	145	450	105	2,462	3,162

4.     Intangible assets, net

Intangible assets are comprised of certain computer software and license costs to operate such software.

Intangible assets are being amortized ratably over their estimated useful lives which do not exceed the expiration dates of the lottery operation agreement.

Balance at December 31, 2007	Software	Licences	Total
Gross

Balance at January 1, 2007	3,540	697	4,237
Additions	27	—	27
Balance at December 31, 2007	3,567	697	4,264

Amortisation and impairment

Balance at January 1, 2007	3,526	663	4,189
Amortization for the year	22	17	39
Balance at December 31, 2007	3,548	680	4,228

Net book value

Balance at December 31, 2007	19	17	36

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

Balance at December 31, 2006	Software	Licences	Total
(unaudited)
Gross

Balance at January 1, 2006	3,536	647	4,183
Additions	4	50	54
Balance at December 31, 2006	3,540	697	4,237

Amortisation and impairment

Balance at January 1, 2006	2,346	432	2,778
Amortization for the year	1,180	231	1,411
Balance at December 31, 2006	3,526	663	4,189

Net book value

Balance at December 31, 2006	14	34	48

5.     Inventories

	December 31,
	2007	2006
		unaudited

Instant Lottery Tickets	10,648	7,661

Inventories are entirely comprised of  instant lottery tickets held by the depositary and equityholder Arianna 2001 S.p.A..

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

6.     Trade and other receivables

	December 31,
	2007	2006
		unaudited

Trade receivables	22,925	17,228
Related party receivables (Lottomatica Group)	6,174	4,742
	29,099	21,970

Trade receivables refer to the commission fees from AAMS as set forth in the concession agreement.

The related party receivables relate to services rendered for the collection of lottery tickets. Trade receivables are non-interest bearing and are generally due from 30 to 90 days.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

7.     Other current assets

	December 31,
	2007	2006
		unaudited

Receivables from retailers	376,183	318,844
Other receivables	795	691
Vat receivables	3	572
	376,981	320,107

Receivables from retailers refer to the amounts due to CLN from the retailers where tickets are sold. The collection of these monthly remittances occurs between ten and twenty days after each month-end.

8.     Cash and cash equivalents

	December 31,
	2007	2006
		unaudited

Cash and cash equivalents	4	9,177

Cash and cash equivalents are stated at cost, which approximates fair value, and earns interest at market rates. The decrease in cash and cash equivalents and corresponding increase in current financial assets is due to the fact that during 2007 the Company entered into a cash pooling agreement with an equityholder Lottomatica S.p.A., pursuant to which the Company’s funds are swept daily into various cash pools managed by Lottomatica S.p.A..  Amounts swept into the cash pools of Lottomatica S.p.A. are classified as current financial assets.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

9.     Equity

On February 27, 2007, the annual general equityholders’ meeting declared and paid euro 16,000 in dividends resolving to appropriate a euro 4,180 portion to increase the Company’s issued capital and establishing a legal reserve of euro 1,077 through the Company’s retained earnings.  The entire increase in issued capital was assigned to the existing equity holders of the Company, in proportion to their equity holdings.  Legal reserve is required by Italian law and must be increased by a minimum of 5% of net profit for the year until the balance represents 20% of issued capital.

The equityholders and issued capital attributed to them are as follows at December 31, 2007:

Equityholder	Percent of issued capital	Issued capital
Lottomatica S.p.A.	63%	10,080
Scientific Games Corp.	20%	3,200
Arianna 2001 S.p.A.	15%	2,400
Olivetti S.p.A.	1%	160
Servizi Base 2001 S.p.A.	1%	160
Total	100%	16,000

10.  Long term provisions

	Legal
Balance at December 31, 2007	Matters	Other	Total

Balance at January 1, 2007	150	45	195
Arising during the year	—	144	144
Utilized	(150)	(45)	(195)
Balance at December 31, 2007	—	144	144

Balance at December 31, 2006	Legal Matters	Other	Total
(unaudited)

Balance at January 1, 2006	—	40	40
Arising during the year	150	45	195
Utilized	—	(40)	(40)
Balance at December 31, 2006	150	45	195

Legal matters

Provisions relate primarily to the legal fees in connection with legal matters discussed in Note 19.

Other

Other provisions relate primarily to prizes on certain lottery games. Provisions are calculated based on historical cost information and expected prize payouts. Settlement on prizes varies according to the terms of each individual game.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

11.  Accounts payable

	December 31,
	2007	2006
		unaudited

Accounts payable	1,994	2,294
Related parties payables	91,855	104,331
	93,849	106,625

Accounts payable are non-interest bearing and are normally settled on 60/90 day terms. For comments on related parties payables, see related parties relationships and transactions disclosure in Note 18.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

12.  Other current liabilities

	December 31,
	2007	2006
		unaudited

Other liabilities to AAMS	193,370	217,328
Taxes other than income taxes	2	7
Other liabilities	558	395
VAT payables	1,066	—
	194,996	217,730

Other liabilities to AAMS refer to the remittance due to AAMS and based on the total monthly wagers.

13.  Revenue

	December 31,
	2007	2006	2005
		unaudited	unaudited

Instant Lotteries	275,042	137,173	53,449
Traditional lotteries	1,962	1,469	1,452
	277,004	138,642	54,901

14. Service costs

	December 31,
	2007	2006	2005
		unaudited	unaudited

Service costs from Lottomatica S.p.A.	66,204	55,960	33,723
Points of Sale assistance	19,942	14,226	8,605
Consulting fees	2,052	1,640	1,398
Maintenance fees	773	1,092	1,171
Advertising costs	722	76	22
Other costs	842	1,321	1,007
	90,535	74,315	45,926

For comments related to costs from the equityholder Lottomatica S.p.A., see related parties relationships and transactions disclosure in Note 18.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

15. Financial income and expenses

	December 31,
	2007	2006	2005
		unaudited	unaudited

Interest income	387	504	3,078
Exchange gain	3,042	1,794	—
	3,429	2,298	3,078

Interest expenses	5,200	2,787	1,431
Derivatives	844	2,059	—
Exchange losses	1,194	5	976
	7,238	4,851	2,407

16.  Income tax

Significant components of income tax expense is as follows:

	December 31,
	2007	2006	2005
		unaudited	unaudited
Current
National (IRES)	45,744	10,470	—
Regional (IRAP)	6,767	1,620	7
Total Current	52,511	12,090	7

Deferred
Deferred tax assets	(94)	(28)	2,000
Deferred tax liabilities	349	338	28
Total Deferred	255	310	2,028
Total income tax expense	52,766	12,400	2,035

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

	December 31,
	2007	2006
		unaudited
Deferred tax assets
Bad debt reserve provision	623	—
Other provision	983	853
Intangible assets	508	1,172
Equipment depreciation	34	36
Other	15	8
	2,163	2,069
Deferred tax liabilities
Unrealized exchange gains	405	265
Equipment depreciation	212	22
Other	98	79
	715	366
Net deferred tax assets	1,448	1,703

Net deferred tax assets at December 31, 2007	1,448
Net deferred tax assets at December 31, 2006	1,703
Deferred tax charge recorded to income statement	(255)

The effective income tax rate on profit before income tax differed from the Italian statutory tax rate for the following reasons:

	December 31,
	2007	2006	2005
		unaudited	unaudited

Net income before income tax	138,686	32,472	2,871

Italian statutory tax rate (IRES)	33.00%	33.00%	33.00%

Theoretical provision for income taxes based on Italian statutory tax rate	45,766	10,716	947

Reconciliation of the theoretical and effective provision for income taxes:

Permanent differences
Italian local tax (IRAP)	7,281	1,705	151

Non deductible expense	63	(42)	24
Other	(344)	21	913

Total tax provision	52,766	12,400	2,035

Effective tax rate	38.0%	38.2%	70.9%

The recognition of deferred tax assets is based on expectations that sufficient taxable income will be generated in future years to utilize them.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

17.  Segment information

The Company’s primary segment reporting format is based on business segment reporting, as defined by IAS 14 Segment Reporting. The Company is organized as one business segment.  The Company’s geographical information includes solely Italy.

18.  Related parties disclosures

Related parties relationships and transactions are reported in the table below:

	December 31,
	2007	2006
		unaudited
BALANCE SHEETS

Trade and other receivables
Lis Finanziaria S.p.A. (subsidiary of Lottomatica S.p.A.)	6,174	4,742
	6,174	4,742

Current financial assets from parent company
Lottomatica S.p.A.	15,101	3,627
	15,101	3,627

Accounts payable
Lottomatica S.p.A.	59,444	75,191
Scientific Games Corp.	25,120	23,146
Arianna 2001	7,248	6,847
Olivetti S.p.A.	43	43
	91,855	105,227

Current financial payables to parent company
Lottomatica S.p.A.	2,521	577
	2,521	577

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

	December 31,
	2007	2006	2005
		unaudited	unaudited
INCOME STATEMENT

Cost of tickets
Scientific Games Corp.	41,197	26,929	10,059
	41,197	26,929	10,059

Service costs
Lottomatica S.p.A.	66,364	56,194	33,723
Arianna 2001	17,802	12,782	7,618
Scientific Games Corp.	1,515	1,378	1,057
Olivetti S.p.A.	37	37	37
	85,718	70,391	42,435

Financial income
Lottomatica S.p.A.	173	—	—
	173	—	—

Financial expenses
Lottomatica S.p.A.	3,375	2,384	1,117
	3,375	2,384	1,117

Trade and other receivables from Lis Finanziaria S.p.A. relate to services rendered for the collection of lottery tickets.

Accounts payable and service costs to the parent company refer to the services rendered to CLN in accordance with intercompany agreements. In particular, they primarily refer to marketing and advertising, data processing, back office and cash pooling activities performed and charged to the Company.

Accounts payables and service costs to the equity holder, Arianna 2001, refer to warehousing and distribution expenses.

Accounts payable and costs to Scientific Games Corp. primarily refer to the tickets purchased during the year. In addition euro 1,515 of costs refer to tickets license fees and software maintenance costs.

All the transactions with related parties, including the intragroup transactions, were executed at terms and conditions that are consistent with market rates and they refer to mutual administrative, financial and organizational rendered services. No atypical and/or unusual transactions have been recorded in the past.

At December 31, 2007, there were no guarantees made to or received from related parties.

During 2007, the Company purchased from Gtech, a subsidiary of Lottomatica S.p.A., certain machinery dispensing instant lotteries, for euro 2,541.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

19.  Litigation

“LAS VEGAS” Instantaneous Lottery Petitions

Some payment requests of the “Las Vegas” instant lottery tickets (scratch and win) for non-winning tickets were presented to CLN starting from April 2006.

As of January 20, 2008, 480 petitions and 102 requests for injunctive payments were notified to the Company. These amounted to about 5 million euro in winnings and requested the payment of non-winning tickets. The players claimed that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets should have been paid every time cards with points from 10 to K appear, even though the regulations state that all the cards must have the same points. As a matter of fact, the players sustained that in all French card games those cards with 10 to K have the same points.

The Company considers these requests unfounded as they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket.

In December 2006, the first rulings were announced by the Small Claims Court in Avellino. These rulings favored the reasons presented by the legal counsels of CLN.

In particular, the principal ticket payments requested by the appealers was rejected. The Judge’s decision, was based on the circumstances as established in the recent Court of Cassation III ruling, civil section of 09/27/06 no. 20958 (so-called “Curno Case”) which sanctioned that, in order for the tickets to be considered as “winning” and thus worthy of a payment, they must then meet the standards of winning tickets in the expected review provision and evaluation by the IT system of the Company.  The Company believes that the case is without merit.

20.  Financial instruments and financial risk management objective and policies

Fair values

Set out below is a comparison by category of the carrying amounts and fair values of our financial instruments.

			December 31, 2006
	December 31, 2007		unaudited
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Trade and other receivables	29,099	29,099	21,970	21,970
Current financial assets from parent	15,101	15,101	3,627	3,627
Other current assets	376,981	376,981	320,107	320,107
Cash and cash equivalents	4	4	9,177	9,177
	421,185	421,185	354,881	354,881
Financial liabilities at amortised costs
Accounts payable	93,849	93,849	106,625	106,625
Current financial liabilities to parent	2,521	2,521	577	577
Other current liabilities	194,996	194,996	217,730	217,730
	291,366	291,366	324,932	324,932
Financial liabilities
Foreign currency option contracts	3,166	3,166	2,322	2,322
	3,166	3,166	2,322	2,322

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

The fair value of the currency option contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Interest income and expense

The following is a breakdown of the Company’s interest income and interest expense by category for the year ended December 31:

	Interest Income			Interest Expense
	2007	2006	2005	2007	2006	2005
		unaudited	unaudited		unaudited	unaudited
Financial assets
Current financial assets from parent	173	—	—	—	—	—
Other current financial assets	71	41	—	—	—	—
Cash and cash equivalents	143	463	3,078	—	—	—
	387	504	3,078	—	—	—
Financial liabilities at amortised costs
Current financial payables to parent	—	—	—	3,375	2,384	1,117
Other current liabilities	—	—	—	1,791	366	296
	—	—	—	5,166	2,750	1,413
Financial liabilities
Bank overdrafts	—	—	—	34	37	18
Foreign currency option contracts	—	—	—	844	2,059	—
	—	—	—	878	2,096	18

Credit risk

The Company’s credit risk is derived from cash and trade accounts receivable balances. We maintain cash deposits and trade with only recognized, creditworthy third parties. We evaluate the collectibility of trade accounts and sales receivables on a customer by customer basis and we believe our reserves are adequate. Trade receivables are reported net of allowances for doubtful accounts. Allowance for doubtful accounts are generally recorded when there’s objective evidence we will not be able to collect the receivable. Bad debt are written off when identified.

With respect to credit risk arising from financial assets of the Company, which comprises cash and cash equivalents, current financial assets and derivatives, the Company’s exposure to credit risk arises only from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. We manage our exposure to counterparty credit risk by dealing with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.

The following is an analysis of the Company’s past due trade receivables:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

Year Ended December 31, 2007

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	22,925	22,925	—	—	—	—
	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%

Year Ended December 31, 2006 (unaudited)

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	17,228	17,228	—	—	—	—
	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%

The following is an analysis of the Company’s past due receivables from Points of Sale and bad debt reserve:

Year Ended December 31, 2007

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from PoS	376,183	373,488	378	222	283	1,812
	100%	99.3%	0.1%	0.1%	0.1%	0.5%

Year Ended December 31, 2006 (unaudited)

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from PoS	318,844	316,867	965	679	266	67
	100%	99.4%	0.3%	0.2%	0.1%	0.0%

Bad debt reserve

	December 31,
	2007	2006
		unaudited

Balance at beginning of period	604	114
Provisions	1,682	500
Utilization	(22)	(9)
Balance at end of period	2,264	605

Liquidity risk

The Company’s objective in managing this risk is to maintain a balance between continuity of funding and flexibility through the use cash generated by operating activities.  The Company operates into a cash pooling agreement with the parent company Lottomatica S.p.A., pursuant to which the Company’s funds are swept daily into various cash pools managed by Lottomatica S.p.A.. We believe our and Lottomatica’s ability to generate excess cash from operations to reinvest in our business is one of the fundamental financial strengths and combined with our business cash generating capacity we expect to meet our financial obligations and

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

operating needs in the foreseeable future.  We expect to use cash generated primarily from operating activities to meet contractual obligations and to pay dividends.

The Company does not present any financial liabilities that exceed 12 months other than the foreign currency option contracts previously disclosed. On this regard, the Company is committed to purchase currency for USD 9,000 and USD 4,500 in 2009 and 2010 respectively. As such, the contractual maturity dates of the Company’s financial liabilities are all substantially within one year.

The Company, since entering into the cash pooling agreement above, did not enter in any credit lines with banks.

Market risk

Foreign currency exchange rate risk

As a result of transactions for tickets purchased by the US equityholder Scientific Games Corp, our financial statements can be affected by movements in USD/EUR exchange rate.  The primary risk inherent in our financial instruments is the market risk arising from adverse changes in foreign currency exchange rates.  We seek to manage our foreign exchange risk by entering into foreign currency option contracts.  Since 2004, we entered into foreign currency option contracts to reduce the exposure associated with certain liabilities denominated in USD, economically hedging approximately 50% of the estimated future supply of tickets.

The sensitivity analysis to a reasonably possible change in the USD exchange rate, in a range between +10% and -10% compared to the exchange rate as of December 31, 2007 and 2006, and the related potential effect on the net income and net equity of the Company’s is the following:

	Increase/ decrease in US dollar rate	Effect on net income before tax	Effect on equity

2007	10%	233	144
	-10%	(285)	(177)

unaudited
2006	10%	(1,194)	(740)
	-10%	(268)	(166)

Interest rate risk

The Company does not have financing arrangements with banks since such has provided by Lottomatica S.p.A. through the cash pooling agreement. The interest rate regarding the cash pooling agreement is set on a quarterly basis. The interest rate on the cash account for the remittances to AAMS is set at market condition. Consequently, changes in market interest rate would not result in significant effect in net income and net equity.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of euro)

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and to maximise equityholders’ value.